EXHIBIT 4.62
Addendum to the Loan Agreement
This second Addendum to the Loan Agreement entered into by and between Abengoa México, S.A. de C.V. (hereinafter “Abengoa”) as the Lender, duly represented by Mr. Norberto del Barrio Brun and Mr. David Fernandez Fuentes, and Telvent México, S.A. de C.V. (hereinafter “Telvent”) as the Borrower, duly represented by Mr. Enrique Barreiro Nogaledo and Mr. Luis Rancé Comes is entered into by Abengoa and Telvent (jointly referred to hereinafter as “the Parties”) in Mexico, D.F. this 1st day of June 2007 in keeping with the following Bases, Recitals and Clauses:
Bases of the Addendum
1.	Whereas, on December 1, 2002 the Parties entered into a loan agreement for the amount of $10,000,000 US (ten million US dollars);

2.	Whereas, in the first clause of the Agreement, the Parties agreed upon what literally reads as follows:
1.- The Lender grants to and opens for the Borrower, which accepts and receives, a current account loan up to the maximum amount of $10,000,000 US (ten million US Dollars).
The aforementioned amount may be freely modified, increased or reduced at any time at the initiative of either of the parties, as long as it has obtained the other party’s written consent.
Recitals
1.	Whereas, the Parties mutually recognize the legal personality and capacity with which their representatives enter into this instrument in order to bind the companies that have granted them powers of attorney under the terms and conditions required hereof;

2.	Whereas, the Parties wish to enter into this instrument, by virtue of which they adjust the amount of the loan granted pursuant to the provisions set forth in the first Clause of the Agreement.
Clauses
1.- The Parties hereby recognize that the facts narrated in the bases and recitals set forth above are the firm bases for the entering into of this Instrument.
2.- By virtue of this Instrument, the Parties adjust the annual amount of the Agreement’s loan so that, as of the month of June 2007, the amount of the loan authorized for Telvent shall be of $30,000,000 US (thirty million US dollars), in addition to the interest set forth in the Original Agreement.

The Parties agree that the entering into of this Addendum does not constitute a novation of the rights and obligations undertaken by the Parties in the Original Agreement, which is the purpose of this Instrument. Hence, the aforementioned rights and obligations shall remain in full legal force for the Parties and this Addendum solely constitutes a modification of the first clause of the aforementioned agreement, so that it shall henceforth read as follows:
1.- The Lender grants to and opens for the Borrower, which accepts and receives, a current account loan up to the maximum amount of $30,000,000 US (thirty million US Dollars).
The aforementioned amount may be freely modified, increased or reduced at any time at the initiative of either of the parties, as long as it has obtained the other party’s written consent.
Notwithstanding the foregoing, the hand over for drawdowns to the Borrower shall be conditional upon the existence of sufficient available balances in the available fund at the moment of the Borrower’s request and upon the fact that such a request is truly due to certain needs to cover the Borrower’s financial commitments. The Borrower shall be obliged to solely draw down any amounts that it may need and to destine such amounts exclusively for the aforementioned purposes.
In Witness Whereof, after having read this Addendum, both Parties have hereunto set their hand in duplicate in the City of Mexico D.F on the 1st day of June 2007.

“Abengoa”	“Abengoa”

/s/ Norberto del Barrio Brun	/s/ José Ignacio Santiago Jover

Abengoa México, S.A. de C.V.	Abengoa México, S.A. de C.V.
Represented by:	Represented by:
Norberto del Barrio Brun	José Ignacio Santiago Jover

“Telvent”	“Telvent”

/s/ Diego Gómez Folgado	/s/ Luis Rancé Comes

Telvent México, S.A. de C.V.	Telvent México, S.A. de C.V.
Represented by:	Represented by:
Diego Gómez Folgado	Luis Rancé Comes